Plan under Section 18f-3(d)
                                May 10, 2001

Filed pursuant to Item 23(n) of Form N-1A

Separate Arrangements

Each class of shares will represent interests in the same portfolio of investments of the Fund and be identical except those differences that relate to
(a) the impact of the disproportionate payments made under the Rule 12b-1 plan;
(b) the impact of the disproportionate payments made because of service fees;
(c) the differences in class expenses including transfer agent fees and any other expense determined by the board to be a class expense; and (d) the difference in voting rights on the 12b-1 plan, exchange privileges and class designations. The current classes of shares are as follows:

     Class A shares -   4.75% (fixed income) or 5.75% (equity) initial sales
                        charge waived or reduced for certain purchases.

     Class B shares -   contingent  deferred  sales charge  ranging from 5% down
                        to 0% after six years.

     Class C shares -   contingent  deferred  sales charge of 1% on  redemptions
                        of shares held for less than one year.

     Class Y shares -   no sales charge.

Expense Allocation Procedures

American Express Financial Corporation, as the Fund's administrator, on a daily basis shall allocate the income, expenses, and realized and unrealized gains and losses of the Fund on the basis of the relative percentage of net assets of each class of shares, except class specific expenses for service fees, 12b-1 distribution fees, and transfer agent fees which shall be paid directly by each class as follows:

         Service fee:

                  Class Y:          10 basis points

         12b-1 fee:

                  Class A:          25 basis points
                  Class B:          100 basis points
                  Class C:          100 basis points



         Transfer agent fee:

                  Class A: an additional $2 for each shareholder account Class B: an additional $3 for each shareholder account Class C: an additional $2.50 for each shareholder account


Should an expense of a class be waived or reimbursed, American Express Financial Corporation first will determine that the waiver or reimbursement will not result in another class subsidizing the class, is fair and equitable to all classes and does not operate to the detriment of another class and then shall monitor the implementation and operation to assure the waiver or reimbursement operates consistent with the determination. The board shall monitor the actions of American Express Financial Corporation.

Exchange Privileges

Shares of a class may be exchanged for shares of the same class of another fund that is part of the American Express Funds.

Conversion Privileges

Class B shares including a proportionate amount of shares acquired through reinvestment of distributions shall convert in the ninth year of ownership into Class A shares at relative net asset values without the imposition of any fee.